UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CHINA FINANCE ONLINE CO. LIMITED
(Name of Issuer)
Ordinary Shares, Par Value HK$0.001 Per Share
(Title of Class of Securities)
169379104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		15,670,507 Ordinary Shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,723,115 Ordinary Shares(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,670,507 Ordinary Shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

6,723,115 Ordinary Shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,393,622 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) By virtue of being the sole shareholder of the Reporting Person and the controlling shareholder of such sole shareholder, International Data Group, Inc. and Patrick J. McGovern may also be deemed to have sole voting and dispositive power with respect to these shares.
(2) IDG Technology Venture Investment, LP is the record owner of these shares. IDG Technology Venture Investments, LLC is the general partner of IDG Technology Venture Investment, LP. Patrick J. McGovern ultimately controls the Reporting Person. Patrick J. McGovern, acting together with Quan Zhou, also controls IDG Technology Venture Investments, LLC. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, LP and thus share voting and dispositive power with respect to these shares.
(3) Based upon 110,887,883 Ordinary Shares of China Finance Online Co. Limited (the “Company”) outstanding as of December 31, 2010, as reported by the Company to the Reporting Persons.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS International Data Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		15,670,507 Ordinary Shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,723,115 Ordinary Shares(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,670,507 Ordinary Shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

6,723,115 Ordinary Shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,393,622 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) The record owner of these shares is IDG Technology Venture Investment, Inc. By virtue of being the sole shareholder of IDG Technology Venture Investment, Inc., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
(2) IDG Technology Venture Investment, LP is the record owner of these shares. IDG Technology Venture Investments, LLC is the general partner of IDG Technology Venture Investment, LP. Patrick J. McGovern ultimately controls the Reporting Person. Patrick J. McGovern, acting together with Quan Zhou, also controls IDG Technology Venture Investments, LLC. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, LP and thus share voting and dispositive power with respect to these shares.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported by the Company to the Reporting Persons

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,723,115 Ordinary Shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,670,507 Ordinary Shares (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,723,115 Ordinary Shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

15,670,507 Ordinary Shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,393,622 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investments, LLC, Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares.
(2) IDG Technology Venture Investment, Inc. is the record owner of these shares. Patrick J. McGovern, acting together with Quan Zhou, ultimately controls the Reporting Person. Patrick J. McGovern also ultimately controls IDG Technology Venture Investment, Inc. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, Inc. and thus share voting and dispositive power with respect to these shares.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported by the Company to the Reporting Persons.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,723,115 Ordinary Shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,670,507 Ordinary Shares(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,723,115 Ordinary Shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

15,670,507 Ordinary Shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,393,622 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The record owner of these shares is IDG Technology Venture Investment, LP. By virtue of being the general partner of IDG Technology Venture Investment, LP, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
(2) IDG Technology Venture Investment, Inc. is the record owner of these shares. Patrick J. McGovern, acting together with Quan Zhou, controls the Reporting Person. Patrick J. McGovern also ultimately controls IDG Technology Venture Investment, Inc. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG Technology Venture Investment, Inc. and thus share voting and dispositive power with respect to these shares.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported by the Company to the Reporting Persons.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Patrick J. McGovern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		15,670,507 Ordinary Shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,723,115 Ordinary Shares(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,670,507 Ordinary Shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

6,723,115 Ordinary Shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,393,622 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The record owner of these shares is IDG Technology Venture Investment, Inc. The sole shareholder of IDG Technology Venture Investment, Inc. is International Data Group, Inc. By virtue of being the controlling shareholder of International Data Group, Inc., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
(2) The record owner of these shares is IDG Technology Venture Investment, LP. is the record owner of these shares. The general partner of IDG Technology Venture Investment, LP. is IDG Technology Venture Investments, LLC, of which the Reporting Person and Quan Zhou are managing members. By virtue of acting together to direct the management and operations of IDG Technology Venture Investments, LLC, the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these shares.
(3) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported by the Company to the Reporting Persons.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Quan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,723,115 Ordinary Shares(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,723,115 Ordinary Shares(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,723,115 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The record owner of these shares is IDG Technology Venture Investment, LP. is the record owner of these shares. The general partner of IDG Technology Venture Investment, LP. is IDG Technology Venture Investments, LLC, of which the Reporting Person and Patrick J. McGovern are managing members. By virtue of acting together to direct the management and operations of IDG Technology Venture Investments, LLC, the Reporting Person and Patrick J. McGovern may be deemed to have shared voting and dispositive power with respect to all these shares.
(2) Based upon 110,887,883 Ordinary Shares of the Company outstanding as of December 31, 2010, as reported by the Company to the Reporting Persons.

Item 1(a). Name of Issuer
China Finance Online Co. Limited
Item 1(b). Address of Issuer’s Principal Executive Offices
9th Floor, Tower C
Corporate Square
No. 35 Financial Street
Xicheng District
Beijing, 100140, People’s Republic of China
Item 2(a). Name of Persons Filing
1.     IDG Technology Venture Investment, Inc.
2.     International Data Group, Inc.
3.     IDG Technology Venture Investment, LP
4.     IDG Technology Venture Investments, LLC
5.     Patrick J. McGovern
6.     Quan Zhou
The above persons have agreed that this statement may be filed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investment, LP on behalf of all of them jointly pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.
IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., whose majority shareholder and controlling person is Patrick J. McGovern.
IDG Technology Venture Investment, LP is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware. The managing members of IDG Technology Venture Investments, LLC are Patrick J. McGovern and Quan Zhou.
Item 2(b). Address of Principal Business Office or, If None, Residence
For all reporting persons other than Quan Zhou:
One Exeter Plaza
Boston, MA 02109
For Quan Zhou:
Room 616, Tower A
COFCO Plaza
8 Jianguomennei Dajie
Beijing 100005, People’s Republic of China
Item 2(c). Citizenship
Patrick J. McGovern and Quan Zhou are citizens of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. IDG Technology Venture Investment, LP. and IDG Technology Venture Investments, LLC are each organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities
Ordinary Shares
Item 2(e). CUSIP No.
169379104
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d—1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d—1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d—1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d—1(b)(1)(ii)(J), please specify the type of institution:            .
Item 4. Ownership
The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Item 5. Ownership of 5 Percent or Less of a Class
N/A.
Item 6. Ownership of More Than 5 Percent on Behalf of Another Person
N/A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
N/A.

Item 8. Identification and Classification of Members of the Group
N/A.
Item 9. Notice of Dissolution of Group
N/A.
Item 10. Certifications
N/A.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2011

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Quan ZHOU
	Name:	Quan ZHOU
	Title:	President

IDG TECHNOLOGY VENTURE INVESTMENTS, LP By: IDG Technology Venture Investments, LLC its General Partner
By:	/s/ Quan ZHOU
	Name:	Quan ZHOU
	Title:	Managing Member

Joint Filing Agreement
We, the undersigned, hereby agree that the Statement on Schedule 13G in connection with the securities of China Finance Online Co. Limited to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 9, 2011

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Quan ZHOU
	Name:	Quan ZHOU
	Title:	President

INTERNATIONAL DATA GROUP, INC.
By:	/s/ Patrick J. McGovern
	Name:	Patrick J. McGovern
	Title:	Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENTS, LP By: IDG Technology Venture Investments, LLC its General Partner
By:	/s/ Quan ZHOU
	Name:	Quan ZHOU
	Title:	Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
By:	/s/ Quan ZHOU
	Name:	Quan ZHOU
	Title:	Managing Member

PATRICK J. MCGOVERN
By:	/s/ Patrick J. McGovern

QUAN ZHOU
By:	/s/ Quan ZHOU